UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 1, 2005**

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

<u>Item 7.01 Regulation FD Disclosure</u>

On November 1 and 2, 2005, A. Thomas Hood, CEO of First Financial Holdings, Inc. met with several current and potential institutional investors. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

<u>Item 9.01 Financial Statements and Exhibits</u>

(c) Exhibits

Exhibit (99.1). Presentation of November 1-2, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: November 1, 2005   By: /s/ Susan Baham
                                     Susan Baham
                                     Executive Vice President, Finance
                                     and Chief Financial Officer

Exhibit 99.1

Slide 1

- Introduction

First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

November 1-2, 2005

Slide 2

- Forward-looking statement


Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

2


Slide 3

First Financial's operations are conducted primarily through five companies - the bank - First Federal, the First Southeast Group, consisting of a full service broker/dealer - First Southeast Investor Services; First Southeast Fiduciary and Trust Services, which provides trust services to bank customers and others; and one of South Carolina's largest insurance agencies - First Southeast Insurance Services - and a managing general agency operating under the Kimbrell insurance group (a wholesaler of insurance solutions to independent agencies).   Atlantic Acceptance is a premium finance company.

First Financial Holdings, Inc.

Charleston, South Carolina



FIRST SOUTHEAST
Investor Services, Inc.

FIRST SOUTHEAST
Insurance Services, Inc.

The KIMBRELL
Company, Inc.

FIRST SOUTHEAST
Fiduciary & Trust Services, Inc.

KINGHORN
Insurance Services, Inc.

PREFERRED
Markets, Inc.

JOHNSON
Insurance Associates, Inc./
Benefit Administrators, Inc.

ATLANTIC
Acceptance Corp.

Slide 4

To outline the presentation, I will:
- Give you a quick profile of First Financial;
- Describe the strategic direction of the company;
- Sales and service practices;
- Discuss a key strength -- our people and some important initiatives;
- Discuss our insurance sales and services and our focus on non-interest income growth;
- Talk about our distribution systems and the markets we serve;
- And, review financial performance.

Outline

- Corporate Profile
- Strategic Direction
- Sales and Service Excellence
- Human Capital
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Financial Performance

4

Slide 5 - Corporate Profile

(read slide)

Corporate Profile

- 3rd largest financial institution headquartered in South Carolina
- Significant presence in attractive, high growth coastal markets
- One of the largest independent insurance agencies in South Carolina

(read slide) - (at September 30, 2005)

Corporate Profile
September 30, 2005
(amounts in thousands)

- Total Assets $ 2,522,405
- Net Loans $ 1,888,389
- Total Equity $ 171,129
- Equity/Assets   6.78%
- Market capitalization $ 373,648
- Average Compounded Growth Rate   <u>5 Year</u> <u>10 Year</u>
    - Assets   2.25%   5.93%
    - Net Income   5.65%   10.34%
    - Earnings per share   7.29%   11.25%
    - Stock Price (NASDAQ: FFCH)   15.03%   11.78%
    - Dividends   10.44%   12.63%

6

Slide 7 Strategic Direction - (*read slide)*

Strategic Direction

- Major Commitment to Sales and Service Excellence
- Build and Retain the High-Quality Workforce/Family-Friendly Workplace
- Aggressive Efforts to Grow Core Deposits
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Expansion of Internet Banking Products and Services
- Continued Investments in Diverse Distribution Channels
- Continued Efforts to Accelerate Non-Spread Revenues
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses

- In 1997, we introduced what we refer to as "Champions" program to every person in our Company.
- And, over several years we have modified and improved the program – which is now in place in all of our companies.
- Weekly sales meetings are held in all company sales and service units.
- We truly have changed the Company's culture from service excellence to one of sales <u>and</u> service excellence.
- In 2000, we introduced a program modeled after "Champions" for all of our service employees called "break-through service," which has now also been rolled out to all our First Southeast Companies.
- In mid-2004 we rolled out a comprehensive mystery shopping program for key customer contact points. Fiscal 2005 goals included a 90% customer satisfaction bench-mark. We surpassed our target – achieving a 90.89% result. We had a total 1,431 shops in fiscal 2005. There are 24 questions on the teller survey and 27 questions on the FSR survey. The criteria includes such ratings as calling client by name, greet, smile, eye contact, offer additional products and services.

Sales and Service Excellence

- Strong Culture of Service Excellence- Cohen Brown Sales Program "Champions" (1997)
- "Breakthrough Service" Program Initiated in Fiscal 2001
- Comprehensive Mystery Shopping Research Tool in Fiscal 2004

8

- We have a very experienced management team.
- Significant resources are invested in staff training – no teller, financial services representative goes before a customer before completing a rigorous training program.
- All lenders, financial services representatives, trust and investment sales personnel - receive incentive based compensation.
- In fact 34% of all of our management and employees are now incentive compensation based.
- We have adopted several initiatives to retain critical sales and service positions for longer periods – including referral compensation, supervisory training and reward systems.

First Financial's Human Resources Strategies

- Experienced, Motivated Management Team

- Qualified, Well-trained Staff

- Comprehensive Use of Incentive based compensation
  - 34% of Total Employees Incentive Based

- A Commitment to Retention

9

Slide 10 - Executive Management - *(read slide)*

Corporate Profile
Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	59	29 years
Susan E. Baham	Executive Vice President & CFO	55	34 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	59	30 years
John L. Ott, Jr.	Executive Vice President, Retail Banking	57	34 years

Slide 11 - Senior Management - *(read slide)*

Corporate Profile

Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	51	23 years
Robert C. Bailey	SVP Branch Admin.	55	28 years
Elton K. Carrier	SVP Commercial Lending	62	31 years
Kenneth J. Clair	SVP Lending & Loan Op.	51	29 years
Charles L. Clark II	SVP Loan Servicing	61	38 years
R. Bruce Copeland, Jr.	SVP Marketing	47	20 years
C. Alec Elmore, Jr.	SVP Northern Region	45	24 years
Mark G. Endres	SVP and Controller	63	34 years
Jerry P. Gazes	SVP Human Resources	58	32 years
Anthony J. Johnston, IV	SVP Information Technology	44	20 years
Betsy B. Lewis	SVP Internal Audit	47	19 years
Allison A. Rhyne	SVP Insurance Services	52	26 years
Robert F. Snyder, Jr.	SVP Support Services	56	34 years
Richard H. Stoughton	SVP Planning & Development	59	30 years

- First Financial places very significant emphasis on supporting family friendly policies and programs in the work place.
- We make it very easy for our employees to volunteer for schools and non-profit organizations. (It is part of our culture.)
- We have tuition reimbursement and grant programs for both full-time and part-time employees.
- We offer flexible work schedules and part-time employment opportunities. As of year-end 18.3% of our staff was part-time.
- We offer a child care resource and referral service and subsidize employee child care expenses.
- We also offer elder care referral services and may add a subsidy program in the future.
- And, we will introduce a paid time off program to replace existing vacation and sick leave benefits.

Family Friendly Workplace

- A Strong Commitment to Supporting Family Friendly Policies and Programs in the Workplace
  - **2004 South Carolina "Number 1" Family Friendly Company in size group.**
- Flexible Employee Volunteer Program for Schools and Non-profits
- Tuition Reimbursement/Tuition Grant Programs for Full and Part-time Employees
- Flexible Work Schedules and Part-time Options
- Childcare Resource and Referral Service
- Childcare Subsidy Program
- Elder Care
- In January 2006 Paid Time Off Program

12

Slide 13

- One of our key advantages is the quality, knowledge and experience of our management team.
- They average 18 years of experience with the Company and 26 years experience in banking, investment, trust or insurance.
- Retail sales office managers and mortgage loan originators average 11 and 12 years, respectively, with our Company. They also have significant levels of experience.
- Our insurance representatives average 8 years with our Company and 17 years of industry experience.
- Our investment representatives average 7 years with First Southeast and 13 years of experience.
- Our tellers average six years with our Company.


Human Capital
Average Years with the Company
September 30, 2005
Years
0
4
8
12
16
20
18
11
12
7
7
8
6
Mgmt. Team
Sales Office Mgr
Mortgage Loan Originators
Financial Services Reps.
Investment Officers
Insurance Reps.
Tellers
13

Slide 14

All of the Companies' compensation and benefit systems are linked to superior performance:
(read slide)

Performance Drivers
September 30, 2005

- Targets for Management Team Stock Ownership- One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 62% Employees Have Earned Stock Options
- 85% Employees Own Company Stock
- 18% of Shares Owned by Directors, Officers & Employees

14

- We have been in the insurance agency business since 1986.
- Total insurance revenues for fiscal 2005 were just over $20 million.
- 38% coming from personal lines and 62% from commercial lines.
- The Kimbrell/Preferred Markets companies and Atlantic Acceptance Corporation were acquired in January 2004.
- They currently service 1,640 producing agencies.
- Some major companies represented include Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford And Chubb.
- In fact, First Southeast Insurance is the largest independent Allstate agency in the nation.

Insurance Sales and Service

- Total Insurance Revenues: $20 million
- 38% Personal Lines/ 62% Commercial Lines
- Premiums Written (in millions)
  - Personal $ 42.0
  - Commercial $ 69.4
  - Wholesale (1,640 active producing agencies) $ 27.1
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb
- Largest Independent Allstate Agency in the United States.

15

Slide 16

Insurance revenues increased 14% for fiscal 2005. Insurance revenues now represent almost 16% of total revenues.



Slide 17

This breaks down revenues by internal growth and acquired revenues. In the last four years we have averaged almost 8% internal growth. In 2005 revenues grew 8.9% internally and including acquired revenues increased 14.3%. We did not make any acquisitions in fiscal 2005. While the insurance industry outlook is difficult, we expect this uncertain environment may encourage more consolidation. We expect to see acquisition opportunities in 2006.



Slide 18

We have increased revenues significantly through acquisitions. In the past five years we have added over $82 million in premiums. (total premiums (gross) now exceed $138 million.)

- In addition we operate a private mortgage reinsurance company, which reinsures mortgage insurance on loans originated by the bank.
- We also are an investor (own 14.3%) in Family Financial Holdings, Inc. - a company that reinsures liability policies written in debt protection programs for banks.

Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Other Insurance Operations			
First Southeast Reinsurance		Private mortgage reinsurance	
Family Financial Holdings, Inc. (14.3% ownership)		Reinsures contractual liability policies written in conjunction with debt protection programs.	

18

Slide 19

Non-interest income from insurance, brokerage, and trust services is growing much faster than other non-interest income and totaled more than $23 million in fiscal 2005, up 15%.



- Total non-interest revenues have grown 59% over the last three fiscal years with substantial growth in insurance and brokerage revenues.
- Total non-interest revenues were up 17% in fiscal 2005.
- Non-interest revenues now total over 39% of total revenues and has increased steadily over the past several years.



Slide 21 - Other Income Distribution

(read slide)



Other Income Distribution
Fiscal 2005
$4,384
Mortgage Banking/loan servicing
9%
$8,566
Other
17%
$12,927
Deposit Fees
26%
$3,356
Brokerage and Trust
7%
$20,012
Insurance
41%
21

Slide 22

We've had very strong growth in demand deposits-both retail and commercial accounts (6.5% retail/10.9% commercial) – has resulted in significant growth in deposit account fees (which were up 9% 2004 and up 12% in 2005). The per account fee has also increased from $126.96 in fiscal 2004 to $133.25 in fiscal 2005.



Slide 23

We do business in four primary markets: the Charleston area, the Grand Strand/Myrtle Beach area, the Florence market and the Hilton Head/Bluffton market. We also serve several other markets, including Georgetown and Brunswick county in North Carolina.

- We have 50 bank sales offices -- 3 in Hilton Head, 24 in the Charleston area, 18 in the Grand Strand area and coastal North Carolina, and 5 in Florence.
- 9 of these locations are in Wal*Mart Superstores – monthly these branches produce more than 4 times the number of demand account relationships of traditional branches.
- We have a commitment to open 2 more Wal*Mart superstores in the next year.
- We have 11 insurance sales offices (in addition to our recent Kimbrell/Preferred Markets acquisitions). These offices currently produce $111.4 million retail and commercial premiums and $27 million in wholesale premiums annually.
- We have 14 investment and trust offices located throughout South Carolina. Our newest registered investment office is located in Spartanburg, South Carolina.


First Financial Holdings, Inc.
October 25, 2005
Markets
Lake Wylie
Rock Hill
Union
South
Carolina
Florence
Conway
Columbia
Lake City
Sunset Beach, NC
Myrtle Beach
Ridgeland
Charleston
Hilton Head Island
Retail Banking Offices (41)
Wal*Mart Superstore Offices (9)
First Southeast Insurance Services (11)
Kimbrell Insurance Group (1)
First Southeast Investor Services (11)
First Southeast Fiduciary and Trust Services (3)
23

Slide 24

- Our markets include 29% of the population in South Carolina.
- We have exceptionally strong growth in residential building permits, in fact more than twice that of South Carolina and three times more than the country.
- Population is growing faster in First Financial markets than in South Carolina and the country.
- Per capita income and employment in First Financial's markets are also above the South Carolina average.

Market Characteristics

	Population 2004 Estimate(1)	1-4 Family Resid.Building Permit Growth 2003-2004(2)	Personal Per Capita Income 2003(3)	Unemploy- ment(3) Sept. 2005
Charleston MSA	583,434	33.7%	$26,144	5.4%
Myrtle Beach MSA	217,608	26.4%	$25,266	4.9%
Florence MSA	129,679	62.2%	$26,088	8.2%
Beaufort Co.	135,725	-2.7%	$34,814	5.0%
Georgetown Co.	59,790	8.5%	$26,614	7.8%
Brunswick Co., NC	80,751	27.2%	$24,095	4.3%
FFCH Markets	**1,206,987**	**25.0%**	**$26,841**	**5.6%**
SC	**4,198,068**	**14.1%**	**$26,144**	**6.6%**
US	**294,941,471**	**10.4%**	**$31,472**	**5.1%**

[1] US Census Bureau
[2] US Census Bureau statistics as prepared by Geodata Consultants, Inc.
[3] NC & SC Employment Security Commissions

24

Slide 25

First Financial enjoys significant shares in key deposit markets.

Well Positioned In Key Markets

June 30, 2005

(amounts in millions)

Deposits

Institution	Share	Institution	Share
Charleston MSA - $7,161 total deposits		**Myrtle Beach MSA** - $4,752 total deposits	
1. Wachovia	26.4%	1. Coastal	17.9%
2. Bank of America	17.0%	2. Carolina First	12.4%
3. First Federal	14.3%	3. Conway Nat'l Bank	12.4%
		9. First Federal	4.9%
Beaufort County - $2,783 total deposits		**Florence MSA** - $1,847 total deposits	
1. Wachovia	19.9%	1. BB&T	22.5%
2. Bank of America	15.0%	2. Wachovia	20.4%
3. So Car Bnk &Trust	7.7%	3. First Reliance	11.1%
9. First Federal	4.4%	4. First Federal	8.0%
Georgetown County - $941 total deposits		**Brunswick County** - $1,400 total deposits	
1. Plantation FSB	20.0%	1. BB&T	51.2%
2. Carolina First Bank	15.8%	2. Security Savings Bank	13.3%
3. Wachovia	10.6%	3. Coastal Federal	9.4%
4. First Federal	10.4%	9. First Federal	1.3%

Source: FDIC--does not include credit union data

25

Slide 26

A brief review of our recent financial performance.

Financial Performance

Slide 27

We are approximately $2.5 billion in assets at September 30, 2005. The lack of asset growth in recent periods is the result of a much larger proportion of single-family real estate loans being sold in the secondary market and our focus on acquiring service related businesses. Typically all 30 and 15 year products are sold into the secondary market.



Slide 28

Our loan portfolio composition continues to change.
- We've put more emphasis on expanding consumer and business lending.
- As a result, those balances have continued to grow as a part of our total loan portfolio.
- Consumer, construction, and multi-family/commercial/business and real estate loans now represent 47% of total loans, up from 27% six years ago.

Loan Portfolio
(amounts in millions)



September 30, 1999



September 30, 2005

28

Slide 29

At the end of fiscal 2005, non-performing assets were 29 basis points of total assets. Net charge-offs have been very low for the past five years and were 29 basis points in fiscal 2005. Obviously larger portfolios of commercial and consumer loans have resulted in increased levels of charge-offs.

Credit Quality









29

Slide 30

Total problem assets were $7.4 million at September 30, 2005, down 41% from September 30, 2004.

Problem Assets

September 30, 2005

(amounts in thousands)

Non-accrual Loans	$ 5,556
Loans 90 Days or More Past Due	45
Renegotiated Loans	0
REO through Foreclosure	1,755
TOTAL	$ 7,356
NPA/Total Assets	.29%
YTD Annualized Net Charge-offs /Average Net Loans	.29%
Allowance/Non-Performing Loans	253%

30

Slide 31

Transaction accounts - checking, money market deposits and statement savings now make up 57% of total deposits. Certificates of deposit are substantially all in-market, retail deposits (no brokered deposits).

Deposit Composition
(amounts in millions)



September 30, 1999



September 30, 2005

31

- The company continues to grow lower costing demand deposit balances.
- Balances of demand deposits were up 10% in fiscal 2004 and are up 18% in fiscal 2005.



32

Slide 33

Net interest income remained flat over last fiscal year. Due in part to continued loan repricing but at a slower pace than liability repricing. We expect a more difficult operating environment in 2006. Deposits have become more difficult to obtain and more expensive; deposit insurance premiums may be necessary. Over the last six years 20 new banks have been formed in South Carolina/eight in our markets – three new banks are in formation in the Beaufort market today (Hilton Head).



33

Slide 34

During fiscal 2004 the spread was 3.35% and in fiscal 2005 declined to 3.28%.



Slide 35

The bank efficiency ratio has been approximately 58% for several years. If you exclude the FHLB advance prepayment fees incurred in both years, the ratio for fiscal 2004 would be 57.4% and 58.3% in 2005.



Slide 36

Fiscal year net income is up 7%.



Slide 37

Earnings per diluted share were up 9% over the past fiscal year.



Slide 38

Return on equity increased above 15% for fiscal year 2005.



Slide 39

We have been a very active repurchaser of our common stock over the last three years. Currently, we have repurchased over 54% of the current 625 thousand share repurchase plan, which expires June 30, 2006.

Stock Repurchase Programs

Starting Date	Ending Date	Shares Authorized	Shares Repurchased
4/29/05 -	6/30/06	625,000	338,152*
5/27/03 -	11/30/04	650,000	573,100
10/25/02 -	6/30/03	650,000	650,000
9/17/01 -	9/30/02	600,000	477,800
2/25/00 -	9/30/00	500,000	93,300
10/23/98 -	6/30/99	500,000	500,000
7/29/96 -	3/31/97	250,000	93,100

* As of October 27, 2005

39

Slide 40 - Stock Performance

This tracks our performance over the last two years.



Slide 41

The company increased its cash dividend in the first quarter of fiscal 2006 to 24 cents per share, a 4.3% increase over the prior year. Cash dividend increases have averaged 10.7% over the past three fiscal years.



Additional Information shared during meetings with current and potential institutional investors:

Unaudited		September 30,		
		2005		
		Balance	Weighted Average Rate	
Checking accounts	$	519,293	0.21	%
Statement and other accounts		170,642	0.56	
Money market accounts		255,486	2.05	
Certificate accounts		711,651	3.46	
Total deposits	$	1,657,072	1.93	%

FHLB			Rate	
Term	$	425.0 million	4.40	
Overnight		27.0	4.16	
	$	452.0 million	4.39	Avg. rate

Repos	128.8 million	3.83% Avg. rate

Yield on mobile homes	9.67%
Charge off rate	1.77%

As of November 1, 2005 - 60.8% of authorized shares in the current repurchase plan have been acquired.